Exhibit 12.2

Collegiate Pacific Inc. and Subsidiaries
PRO FORMA Ratio of Earnings to Fixed Charges

			FY 2004	Q1 FY 2005
(a	)	Earnings before income taxes, plus fixed charges	5,544,474	4,074,061

		Other interest	52,415	6,856
		Interest on Senior Notes @ 5.75%	2,300,000	575,000

(b	)	Total Fixed Charges (interest)	2,352,415	581,856

		Ratio of Earnings to Fixed Charges (a) / (b)	2.36	7.00
			to	to
			1.0	1.0